Datasea Inc.

1 Xinghuo Rd. Changning Building, 11th Floor

Fengtai District

Beijing, People’s Republic of China 100070

+86 10-56143568

VIA EDGAR

December 14, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attn: Jan Woo

Re:         Datasea Inc.

Registration Statement on Form S-1

Initially filed December 5, 2017

File No. 333-221906

Dear Ms. Woo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Datasea Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time on Tuesday, December 18, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ Zhixin Liu
Zhixin Liu Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP K&L Gates LLP